Exhibit 99.1

Baidu Announces Share Exchange Transaction with Ctrip

Beijing, China, October 26, 2015: Baidu, Inc. (“Baidu”) today announced that the company has completed a share exchange transaction with Ctrip.com International, Ltd. (“Ctrip”), pursuant to which Baidu has exchanged 178,702,519 Class A ordinary shares1 and 11,450,000 Class B ordinary shares of Qunar Cayman Islands Limited (“Qunar”) beneficially owned by Baidu prior to the consummation of the transaction in exchange for 11,488,381 newly-issued ordinary shares of Ctrip. The share exchange ratio for the transaction is 0.725 Ctrip ADSs per Qunar ADS.2 As a result of the transaction, Baidu will own ordinary shares of Ctrip representing approximately 25% of Ctrip’s aggregate voting interest3, and Ctrip will own ordinary shares of Qunar representing approximately 45% of Qunar’s aggregate voting interest.

Four representatives, including James Liang and Jane Sun, chairman and chief executive officer, and co-president and chief operating officer of Ctrip, respectively, have been appointed to Qunar’s board of directors, and Robin Li and Tony Yip, chairman and chief executive officer, and vice president, head of investments, mergers and acquisitions of Baidu, respectively, have been appointed to Ctrip’s board of directors.

Baidu and Ctrip have also agreed to a business cooperation across a broad base of products and services. Baidu expects to continue its existing business cooperation with Qunar.

“I am happy to announce this transaction, which creates value for our shareholders and demonstrates Baidu’s continuing commitment to online travel, an industry with tremendous potential ahead,” said Robin Li, chairman and chief executive officer of Baidu. “We are happy with Qunar’s accomplishments, and we look forward to working with the leading players in the industry.”

“We are excited by this transaction, which we believe will help build a healthy travel ecosystem in China,” said James Liang, chairman of the board and chief executive officer of Ctrip. “This milestone transaction will enable us to focus on providing the best travel products and services to our travelers. We believe this will create greater value to our customers, partners and shareholders in the future.”

“China travel is an industry with great potential. As the technology leading player in the industry, Qunar has become China’s fourth largest e-commerce company with tremendous growth momentum,” said CC Zhuang, CEO and co-founder of Qunar. “We are very proud of our team, and appreciate the support from our global shareholder base.”

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

[1]	Such Class A ordinary shares will be automatically converted into Class B ordinary shares upon transfer.
[2]	Each Qunar ADS represents the equivalent of 3 ordinary shares, and each Ctrip ADS represents the equivalent of 0.25 Ordinary shares.
[3]	Net of treasury shares.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com